                                                           File Number:  0-29174
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 -------------

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the quarter ended SEPTEMBER 30, 1997

                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)

                                 -------------

                                 NOT APPLICABLE
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)

                                 -------------

                          LOGITECH INTERNATIONAL S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 KAISER DRIVE
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)

                                 -------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                [X]   Form 20-F           [_]  Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                [_]   Yes                 [X]  NO


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Not applicable

================================================================================

                          LOGITECH INTERNATIONAL S.A.
                                    Form 6-K
                               TABLE OF CONTENTS

                                                                                                      Page
                                                                                                      ----
Financial Information (unaudited):

  Consolidated Balance Sheets at September 30, 1997 and March 31, 1997..............................     3

  Consolidated Statements of Income for the three and six months ended September 30, 1997 and 1996..     4

  Consolidated Statements of Cash Flows for the six months ended September 30, 1997 and 1996........     5

  Notes to Consolidated Financial Statements........................................................     6

Management's Discussion and Analysis of Financial Condition and Results of Operations...............     8

Signatures..........................................................................................    18

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                                                            SEPTEMBER 30,      March 31,
                                                                                1997             1997
                                                                               --------         --------
                                ASSETS                                       (UNAUDITED)
Current assets:
 Cash and cash equivalents............................................         $ 35,046         $ 38,504
 Accounts receivable..................................................           79,410           71,634
 Inventories..........................................................           61,184           63,377
 Other current assets.................................................           10,888            9,253
                                                                               --------         --------
     Total current assets.............................................          186,528          182,768
Property, plant and equipment, net....................................           31,952           32,135
Other assets..........................................................            1,408            1,520
                                                                               --------         --------
     Total assets.....................................................         $219,888         $216,423
                                                                               ========         ========

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt......................................................         $ 11,268         $ 17,849
 Current maturities of long-term debt.................................               --              162
 Accounts payable.....................................................           40,962           44,406
 Accrued liabilities..................................................           39,362           38,690
                                                                               --------         --------
     Total current liabilities........................................           91,592          101,107
Long-term debt, net of current maturities.............................            3,173            3,188
Other liabilities.....................................................              553              437
                                                                               --------         --------
     Total liabilities................................................           95,318          104,732
                                                                               --------         --------
Shareholders' equity:
 Registered shares, par value CHF 20 - 2,101,688 authorized,
  353,312 conditionally authorized, 2,001,688 issued and outstanding
  at September 30 and March 31, 1997..................................           28,738           28,738
 Additional paid-in capital...........................................           75,055           73,430
 Less registered shares in treasury, at cost, 98,619 at September 30,
  1997 and 182,839 at March 31, 1997..................................           (9,010)         (16,813)
 Retained earnings....................................................           37,506           31,730
 Cumulative translation adjustment....................................           (7,719)          (5,394)
                                                                               --------         --------
     Total shareholders' equity.......................................          124,570          111,691
                                                                               --------         --------
     Total liabilities and shareholders' equity.......................         $219,888         $216,423
                                                                               ========         ========



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)
--------------------------------------------------------------------------------

                                             Three months ended              Six months ended
                                                September 30,                  September 30,
                                           ------------------------      -------------------------
                                              1997           1996          1997            1996
                                           ----------      --------      ---------       ---------
Net sales.............................     $   99,159      $ 92,248      $ 189,317       $ 176,610
Cost of goods sold....................         71,161        64,875        135,524         124,038
                                           ----------      --------      ---------       ---------
Gross profit..........................         27,998        27,373         53,793          52,572
Operating expenses:
  Marketing and selling...............         12,527        12,802         24,588          24,800
  Research and development............          6,844         5,639         14,110          11,994
  General and administrative..........          4,916         4,766          9,721           9,705
                                           ----------      --------      ---------       ---------
Operating income......................          3,711         4,166          5,374           6,073
Interest income (expense), net........            206          (210)           419            (503)
Other income, net.....................            348            70          1,003           1,343
                                           ----------      --------      ---------       ---------
Income before income taxes............          4,265         4,026          6,796           6,913
Provision for income taxes............            640           605          1,021           1,051
                                           ----------      --------      ---------       ---------
Net income............................     $    3,625      $  3,421      $   5,775       $   5,862
                                           ==========      ========      =========       =========
Net income per share..................         $ 1.84        $ 1.94         $ 2.94          $ 3.32
Weighted average registered shares
  and equivalents.....................      1,974,270     1,766,405      1,965,412       1,765,663

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                                     SIX MONTHS ENDED
                                                                                       SEPTEMBER  30,
                                                                                --------------------------
                                                                                  1997              1996
                                                                                --------          --------
                                                                                        (UNAUDITED)
Cash flows from operating activities:
 Net income...........................................................          $  5,775          $  5,862
 Non-cash items included in net income:
  Depreciation and amortization.......................................             6,536             5,591
  Loss on disposal of property, plant and equipment...................               289               134
  Write-down of investments...........................................                38               691
  Stock compensation expense..........................................               128               468
  Deferred income taxes...............................................            (1,367)           (1,578)
 Changes in current assets and liabilities:
  Accounts receivable.................................................           ( 8,031)           (7,076)
  Inventories.........................................................             1,001            (2,138)
  Other current assets................................................               372            (1,164)
  Accounts payable....................................................            (4,404)           11,097
  Accrued liabilities.................................................             1,225             6,914
                                                                                --------          --------
     Net cash provided by operating activities........................             1,562            18,801
                                                                                --------          --------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................            (7,305)           (6,802)
 Other investing activities...........................................                31                96
                                                                                --------          --------
     Net cash used in investing activities............................            (7,274)           (6,786)
                                                                                --------          --------
Cash flows from financing activities:
 Decrease in short-term debt..........................................            (6,743)           (8,387)
 Repayment of long-term debt..........................................                --            (1,028)
 Purchase of treasury shares..........................................                --            (3,085)
 Proceeds from sale of treasury shares................................             9,300             3,197
 Dividends paid.......................................................                --            (1,572)
                                                                                --------          --------
     Net cash used in financing activities............................            (2,557)          (10,875)
                                                                                --------          --------
Effect of exchange rate changes on cash and cash equivalents..........              (304)             (144)
                                                                                --------          --------
Net increase (decrease) in cash and cash equivalents..................            (3,458)              996
Cash and cash equivalents at beginning of period......................            38,504            28,564
                                                                                --------          --------
Cash and cash equivalents at end of period............................          $ 35,046          $ 29,560
                                                                                ========          ========
Supplemental cash flow information:
 Interest paid........................................................          $    346          $  1,044
 Income taxes paid....................................................          $  1,020          $    683



   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- THE COMPANY:

  Logitech International S.A. (the "Company") designs, manufactures and markets Senseware peripherals, products that serve as primary physical interfaces between users and their personal computers and other multimedia devices. Senseware peripherals include: professional pointing devices such as 2D, 3D, and cordless mice; trackballs and touchpads; control devices for entertainment such as joysticks, gamepads, and 3D game controllers; and imaging devices such as personal color scanners and digital video cameras. The Company sells its products to both original equipment manufacturers ("OEMs") and a network of retail distributors and retailers.

NOTE 2 -- INTERIM FINANCIAL DATA:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 1997 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

NOTE 3 -- INITIAL PUBLIC OFFERING IN THE U.S.:

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"). Total proceeds from the offering amounted to $32.0 million, or $16 per ADS. Underwriting discounts and commissions, share issue and other taxes and other offering expenses amounted to $5.2 million, which resulted in net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 registered shares from treasury under an option granted to the underwriters to cover over-allotments. Such sale generated net proceeds of $4.5 million.

NOTE 4 -- NET INCOME  PER SHARE:

  Net income per share is computed by dividing net income by the weighted average number of outstanding registered shares and, if dilutive, weighted average registered share equivalents. Registered share equivalents include registered shares issuable upon the exercise of stock options (using the treasury stock method). Pursuant to the requirements of the Securities and Exchange Commission, treasury stock sold and registered share equivalents relating to stock options granted during the twelve months preceding the commencement of the U.S. public offering and through the effective date (March 27, 1997) have been included in the calculation of net income per share (using the treasury stock method and the public offering price) as if they were outstanding for all periods presented through December 31, 1996.

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). This statement is effective for the Company's fiscal quarter ending December 31, 1997. Under SFAS 128, primary earnings per share is recomputed and replaced by basic earnings per share and fully diluted earnings per share is recomputed and replaced by diluted earnings per share. SFAS 128 will require the retroactive restatement of all previously reported amounts upon adoption. Had the Company adopted SFAS 128 for the periods presented, basic and diluted earnings per share for the three months ended September 30, 1997 would have been $1.93 and $1.84, and for the three months ended September 30, 1996 would have been $2.08 and $1.94. Basic and diluted earning per share for the six months ended September 30, 1997 would have been $3.10 and $2.94, and for the six months ended September 30, 1996 would have been $3.57 and $3.32.

NOTE 5 -- COMMITMENTS AND CONTINGENCIES:

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, not withstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

  The Company is involved in various legal actions and claims. In the opinion of management, the future settlements of such actions and claims will not have a material adverse effect on the Company's financial position or results of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

  The Company's net sales are primarily derived from sales of two product lines, control devices and imaging solutions, and to a lesser extent from the sale of other products. Control devices include mice, trackballs, six degrees of freedom ("6DOF") controllers, touchpads, joysticks, gamepads, 3D game controllers and remote controls. In fiscal 1998 to date and in fiscal 1997, net sales of control devices accounted for a substantial majority of the Company's total net sales. Imaging solutions include color personal scanners and color digital video cameras. Other products include partner products, as well as product lines that are being phased out for strategic purposes.

  The following tables set forth net sales for each of the Company's product lines and net sales for each product line as a percentage of total net sales:


                            Three months ended           Six months ended
                               September 30,               September 30,
                            --------------------      ----------------------
                             1997         1996          1997          1996
                            -------      -------      --------      --------
Net sales:
 Control devices.........   $88,481      $77,084      $168,510      $142,497
 Imaging solutions.......     9,379       13,896        19,019        32,845
 Other...................     1,299        1,268         1,788         1,268
                            -------      -------      --------      --------
Total net sales..........   $99,159      $92,248      $189,317      $176,610
                            =======      =======      ========      ========

Net sales:
 Control devices.........        89%          84%           89%           81%
 Imaging solutions.......        10%          15%           10%           19%
 Other...................         1%           1%            1%            1%
                            -------      -------      --------      --------
Total net sales..........       100%         100%          100%          100%
                            =======      =======      ========      ========

INITIAL PUBLIC OFFERING IN THE U.S.

  On March 27, 1997, the Company sold 200,000 registered shares from treasury in a U.S. initial public offering in the form of 2,000,000 American Depositary Shares ("ADS"), with net proceeds to the Company of $26.8 million. On April 25, 1997, the Company sold an additional 30,000 shares from treasury under an option granted to the underwriters to cover over-allotments, generating net proceeds of $4.5 million.

RESULTS OF OPERATIONS

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                     THREE MONTHS ENDED    SIX MONTHS ENDED
                                       SEPTEMBER 30,        SEPTEMBER 30,
                                      ----------------     ---------------
                                      1997       1996       1997      1996
                                      -----      -----     -----     -----
Net sales.........................    100.0%     100.0%    100.0%    100.0%
Cost of goods sold................     71.8%      70.3%     71.6%     70.2%
                                      -----      -----     -----     -----
Gross profit......................     28.2%      29.7%     28.4%     29.8%
Operating expenses:
 Marketing and selling............     12.6%      13.9%     13.0%     14.0%
 Research and development.........      6.9%       6.1%      7.5%      6.8%
 General and administrative.......      5.0%       5.2%      5.1%      5.5%
                                      -----      -----     -----     -----
Operating income..................      3.7%       4.5%      2.8%      3.4%
Interest income (expense), net....       .2%      (.2)%       .2%     (.3)%
Other income, net.................       .4%        .1%       .6%       .8%
                                      -----      -----     -----     -----
Income before income taxes........      4.3%       4.4%      3.6%      3.9%
Provision for income taxes........       .6%        .7%       .5%       .6%
                                      -----      -----     -----     -----
Net income........................      3.7%       3.7%      3.1%      3.3%
                                      =====      =====     =====     =====

COMPARISON OF THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Net Sales

  Net sales for the three months ended September 30, 1997 increased 7%. This increase was due to continued strong sales of control devices, which grew by 15% compared to the prior year. Control device sales into the OEM market increased during the quarter, reflecting growth in the PC market and increased demand for the Company's products from the majority of the leading PC makers. In addition, the Company introduced a major new mice product offering in September, featuring a wheel button and a more comfortable shape on selected models.

  Imaging solution sales, primarily scanners, were well below the comparable quarter from last year. Extremely aggressive price competition continues to characterize the scanner market. Also, unit volumes were adversely impacted by the product transition to a new and upgraded range of sheetfed scanners in September, which was only partially mitigated by the introduction late in the quarter of the Company's first flatbed scanner offering, addressing this more rapidly growing form factor. The combination of lower prices and slightly reduced volumes caused scanner revenue to decrease by over 30%. The Company expects this business to continue to be characterized by very aggressive price competition and an unsettled environment for the next several quarters.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 2% to $28 million, or 28.2% of net sales.

  Gross profit as a percent of net sales declined slightly compared to the prior year. This decrease resulted from the combination of three factors; a significant reduction in scanner gross margins, the higher proportion of lower margin OEM sales, and the strengthening of the U.S. dollar. Despite these factors, the Company was able to maintain overall gross profit at the current level due to continuing success in achieving cost reductions in a number of areas, most notably in its high volume manufacturing operation in Suzhou, China.

  Marketing and Selling

  Marketing and selling expense consists of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. This expense was relatively flat compared to the prior year, declining by roughly 2%. Despite the slight decrease, which was caused primarily by a decline in sales expense, the Company continued to invest in a new visual marketing strategy that includes a refreshed logo, new packaging, an updated web site and other associated marketing materials. The Company's strategy in this area is to continue to build brand equity thereby protecting one of its key corporate assets.

  Research and Development

  Research and development expense consists of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs. Research and development expense increased 21% to $6.8 million, or 6.9% of net sales. The vast majority of this increase was in the control device area. This reflects the Company's ongoing commitment to invest in developing future generations of products in this core business.

  General and Administrative

  General and administrative expense consists of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources and legal functions. General and administrative expense increased by 3% to $4.9 million. As a percentage of net sales, general and administrative costs decreased from 5.2% to 5%, reflecting the Company's continued efforts to control these costs.

  Interest Income (Expense)

  Interest income for the most recent quarter was $0.2 million, compared to expense of $0.2 million in the prior year. The improvement was the result of a reduction in bank borrowings and an increase in interest bearing cash and cash equivalents made possible by the proceeds from the Company's U.S. initial public offering and cash flow from operations.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The provision for income taxes for the three months ended September 30, 1997 was virtually unchanged compared to the prior year at 0.6 million, representing a 15.0% effective tax rate in both periods.

COMPARISON OF SIX MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

  Net Sales

  Net sales for the six months ended September 30, 1997 increased 7%. This increase was due to continued strong sales of control devices, which grew by 18% compared to the prior year. Control device sales into the OEM market increased substantially during the period, reflecting growth in the PC market and increased demand for the Company's products from the majority of the leading PC makers.

  Imaging solution sales, primarily scanners, were well below the comparable period from last year. Extremely aggressive price competition has caused a significant deterioration in scanner prices. In addition, the move away from handheld scanners negatively impacted the comparison with the prior year. The combination of lower sheetfed prices, slightly reduced unit volumes, as the channel was cleared in anticipation of the introduction of new models, and lower handheld sales caused scanner revenue to decrease by over 40%. The Company expects this business to continue to be characterized by very aggressive price competition and an unsettled environment for the next several quarters.

  Gross Profit

  Gross profit increased 2% to $54 million, or 28.4% of net sales. Gross profit as a percent of net sales declined slightly compared to the prior year. This decrease resulted from the combination of three factors; a significant reduction in scanner gross margins, the higher proportion of lower margin OEM sales, and the strengthening of the U.S. dollar. Despite these factors, the Company was able to maintain overall gross profit at the current level due to continuing success in achieving cost reductions in a number of areas, most notably in its high volume manufacturing operation in Suzhou, China.

  Marketing and Selling

  Marketing and selling expense was relatively flat compared to the prior year, declining by less than 1%. Despite the slight decrease, which was caused primarily by a reduction in selling expense, the Company has invested in a new visual marketing strategy that includes a refreshed logo, new packaging, an updated web site and other associated marketing materials. The Company's strategy in this area is to continue to build brand equity thereby protecting one of its key corporate assets.

  Research and Development

  Research and development expense increased 18% to $14.1 million, or 7.5% of net sales. The vast majority of this increase was in the control device area. This reflects the Company's ongoing commitment to invest in developing future generations of products in this core business.

  General and Administrative

  General and administrative expense remained flat at $9.7 million, reflecting the Company's commitment to control overhead costs during a period of modest revenue growth.

  Interest Income (Expense)

  Interest income was $0.4 million, compared to expense of $0.5 million in the prior year. The improvement was the result of a reduction in bank borrowings and an increase in interest bearing cash and cash equivalents made possible by cash flow from operations and the proceeds from the Company's U.S. initial public offering.

  Other Income (Expense)

  Other income decreased from $1.3 million in the prior year to $1.0 million. This decline was primarily due to lower foreign exchange gains.

  Provision for Income Taxes

  The provision for income taxes for the six months ended September 30, 1997 was down slightly to $1.0 million compared to 1.1 million in the prior year. The effective tax rate was 15.0% compared to 15.2% last year.

LIQUIDITY AND CAPITAL RESOURCES

  As of September 30, 1997, the Company had cash and cash equivalents of $35 million. The Company also had credit lines with several European and Asian banks totaling $47.9 million as of that date. As is common for business in European countries, the Company's credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of September 30, 1997, there was $34.4 million available under these facilities.

  The Company's operating activities generated cash of $1.6 million for the six months ended September 30, 1997, primarily from net income adjusted for depreciation, partially offset by an increase in the Company's working capital requirements. Operating activities generated cash of $18.8 million for the six months ended September 30, 1996, primarily from net income adjusted for depreciation and reduced working capital requirements.

  The Company's investing activities used cash of $7.3 million and $6.8 million for the six months ended September 30, 1997, and September 30, 1996, primarily for capital expenditures.

  Net cash used in financing activities for the six months ended September 30, 1997 was $2.6 million. This amount reflects cash proceeds of $4.5 million received in April 1997 from the sale of additional registered shares under an option granted to the underwriters of the initial public offering in the U.S. to cover over-allotments. These cash proceeds, along with part of the $26.8 million received in March 1997 from the U.S. initial public offering, were used to pay down short-term debt by $12.9 million in the six months ended September 30, 1997. The Company had additional proceeds of $4.8 million from the sale of treasury shares. In addition, the Company borrowed $6.2 million from its credit lines for capital improvements in China and for other short-term working capital needs.

  The net cash of $10.9 million used in financing activities for the six months ended September 30, 1996 represents principally the pay down of short-term debt and the repayment of long-term debt, and to a lesser extent, the payment of dividends. Although the company paid dividends of $1.6 million in 1996, the board of directors subsequently announced its intention not to recommend any payment of cash dividends in the future in order to retain future earnings for use in the operation and expansion of the Company's business.

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

CERTAIN FACTORS AFFECTING OPERATING RESULTS

  This quarterly report on Form 6-K may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. Predictions of future events are inherently uncertain. Actual events could differ materially from those predicted in the forward-looking statements. Any forward-looking statements in this document are intended to be subject to the safe harbor protection provided by Sections 27A and 21E. Those statements relate to a number of factors, including i) price competition, ii) an unsettled environment in the scanner market, iii) the Company's brand strategy, iv) the Company's research and development strategy, v) bank credit line availability, vi) cash liquidity availability, and vii) the outcome of contingencies.

  In addition to the other factors identified in this report, the following risk factors could materially and adversely affect the Company's future operating results and could cause actual events to differ materially from those predicted in the Company's forward looking statements.

Potential Fluctuations in Future Operating Results; Seasonality

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components, and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs. The Company's product design, manufacturing, distribution and selling cycles are long, relative to the product life cycle, and the available information on sales-through by the channel is incomplete and not necessarily indicative of the current status of inventory levels in the channel. As a result, the Company might need to write off inventory in excess of reserves.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

Concentration of Operations in China and Taiwan

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by national or regional political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects that differences in interpretation and enforcement will continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  In December 1996, the Company was advised of the intention to begin implementing a value added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. The Company has not previously paid any such VAT on its exported Chinese manufactured products. The Company is in discussion with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT would not be applied to the Company. The Company therefore believes this matter will not have a material adverse effect on the Company's results of operations. Were the VAT to be applied to the Company, the Company could incur a significant charge to operations, as well as an increase in its cost of goods sold. As a result, the Company would seek to mitigate the future effect by reorganizing its operations in China. There can be no assurance that any application of the VAT to the Company would not have a material adverse effect on the Company's current or future results of operations, or that the Company's efforts to mitigate any impact of the VAT would be successful.

Risk of Margin Declines

  The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. The Company believes that gross margins are likely to decline due to continued price pressures and a decline in the rate of cost reductions in the Company's manufacturing operations.

Risks Associated with International Operations; Currency Fluctuations

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company publishes its consolidated financial statements in U.S. dollars, however, a portion of the Company's revenues and expenses are denominated in currencies other than the U.S. dollar. The functional currencies for the Company's operations are primarily the U.S. dollar, and to a lesser extent, the Dutch guilder, Swiss franc, Taiwanese dollar and Japanese yen. Certain of the Company's operations record revenues in one currency while incurring costs in different currencies. This currency imbalance has, and may continue to, result in foreign currency transaction gains and losses. Further, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the U.S. dollar and other currencies in which the Company transacts its business. Currently, the Company does not actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income.

Intense Competition; Pricing Pressure

  The Company's business is characterized by intense competition, a trend of declining average selling prices and performance enhancements of competing products. The Company expects that competition will continue to be intense and may increase from current or future competitors. In sales of control devices, the Company competes primarily with Alps, Kensington/Advanced Gravis, KYE/Mouse Systems, Microsoft, Mitsumi, Primax and Synaptics. In sales of imaging solutions, competitors include Connectix, Hewlett-Packard, Microtek, Mustek, Philips, Plustek, Sharp, Storm Technology, Umax and Visioneer.

  Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for control devices. Microsoft is also a leading producer of operating systems and applications with which the Company's control devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its control devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer. Certain of the Company's competitors may also have patents or intellectual property rights which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition and significant price reductions, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

Dependence on Control Devices; New Product Lines

  Approximately 89% of the Company's net sales for the six months ended September 30, 1997 were derived from the sale of mice, trackballs, entertainment and other control devices. Control devices are expected to continue to account for the substantial majority of net sales for the foreseeable future. To date, sales of the Company's imaging solution products have been relatively limited and have not yet achieved significant market acceptance. Many of the announced competitors for one or more of these products have stronger brand names, more extensive retail channel coverage, deeper consumer knowledge and experience, and greater resources. Net sales and gross margins of the Company's imaging solution products are less predictable and less favorable than its experience with control devices. In addition, the Company has limited experience in the design, development, manufacture, marketing, and support of these products. These products are based on different technologies and additional manufacturing processes, and there can be no assurance that the Company will be successful in this new market.

Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's application specific integrated circuits ("ASICs"), certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Certain of the Company's senior management and other key personnel have recently joined the Company. The Company's success will depend in part on successful assimilation of these and other new employees. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of oganizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for which is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Due to its sales to large OEMs, distributors and high volume resellers, the Company maintains individually significant receivable balances with large customers. The Company seeks to control its credit risk through ongoing credit evaluation of its customers' financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally does not require any collateral from its customers. If any of the Company's major customers were to default in the payment of its receivables owed to the Company, the Company's operating results could be materially adversely affected.

Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates reflect a variety of factors that may not be present in the future. As a result, the Company's effective income tax rate may increase in future periods.

Outcome of Legal Proceedings

  Logitech Inc., the Company's U.S. subsidiary, is a defendant in certain lawsuits alleging the plaintiff suffers from symptoms generally known as repetitive stress injury, allegedly incurred while using mice sold by Logitech Inc. Logitech Inc. has denied these claims and intends to defend the suits vigorously. These suits are similar to those filed against other major suppliers of PCs and add-on devices. Ultimate resolution of the various suits against Logitech Inc. may depend on results in other suits of this nature. Should these claims be successful, the claims could have a material adverse impact upon the financial position and results of operations of the Company.

  Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in substantial costs and expenses to the Company and significant diversion of effort by the Company's technical and management personnel. In addition, there can be no assurance that litigation, either instituted by or against the Company, will not be necessary to resolve issues that may arise from time to time in the future. Furthermore, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products. Any such litigation could have a material adverse effect upon the Company's business, financial condition or results of operations.

  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 1997. The Company cautions that the foregoing list of risk factors is not exhaustive.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                              Logitech International S.A.



                              By:     /s/ Daniel Borel
                                    _____________________________
                                      Daniel Borel
                                      Chief Executive Officer


                              By:     /s/ Barry Zwarenstein
                                    _____________________________
                                      Barry Zwarenstein
                                      Chief Finance Officer,
                                      Chief Accounting Officer,
                                      and U.S. Representative


November 14, 1997